UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ADHERA THERAPEUTICS, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Warrants exercisable for Common Stock at an exercise price of $0.55 per share

Warrants exercisable for Common Stock at an exercise price of $0.50 per share

(Title of Class of Securities)

00687E 109

(CUSIP Number of Common Stock Underlying Warrants)

Nancy R. Phelan

Chief Executive Officer

Adhera Therapeutics, Inc.

4721 Emperor Blvd., Suite 350

Durham, NC 27703

(919) 578-5901

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Lawrence Remmel, Esq.

Pryor Cashman LLP

7 Times Square

New York, NY 10036

Tel: (212) 421-4100

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$6,387,612	$774.18(#)

*	Estimated for purposes of calculating the amount of the filing fee only. Adhera Therapeutics, Inc. (the “Company”) is offering holders of the Company’s outstanding warrants that were issued in connection with the Company’s private placements of its Series E Convertible Preferred Stock and Series F Convertible Preferred Stock during the 2018 calendar year (the “Warrants”) the opportunity to exchange such Warrants for shares of the Company’s common stock, par value $0.006 per share (the “Shares”), by tendering one Warrant in exchange for two (2) Shares. The amount of the filing fee assumes that all of the outstanding Warrants will be exchanged and is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended. The transaction value was determined by using the average of the high and low prices of the Company’s common stock as reported by the OTCQB on May 22, 2019, which was $0.22.

#	Previously paid.

[ ]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.
[X]	issuer tender offer subject to Rule 13e-4.
[ ]	going-private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [  ]

SCHEDULE TO

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on May 28, 2019 (together with any subsequent amendments and supplements thereto, the “Schedule TO”) by Adhera Therapeutics, Inc., a Delaware corporation (the “Company”), relating to the offer by the Company to all holders of the Company’s outstanding warrants that were issued to investors in connection with the Company’s private placement of its Series E Convertible Preferred Stock and Series F Convertible Preferred Stock during 2018 (the “Private Placements”), which warrants are exercisable for shares of the Company’s common stock, par value $0.006 per share (the “Shares”), which have an exercise price of $0.50 per share (subject to adjustment) with respect to the warrants that were issued in connection with the Company’s private placement of its Series E Convertible Preferred Stock (the “Series E Warrants”) and $0.55 per share (subject to adjustment) with respect to the warrants that were issued in connection with the Company’s private placement of its Series F Convertible Preferred Stock (the “Series F Warrants”, and together with the Series E Warrants, the “Warrants”), to receive two (2) Shares in exchange for every Warrant tendered by the holders thereof.

The offer is subject to the terms and conditions set forth in the Offer to Exchange, dated May 28, 2019 (as it may be amended, restated or supplemented from time to time, including by that certain Amended and Restated Offer to Exchange dated June 6, 2019, the “Offer Letter”), and in the related Letter of Transmittal (as it may be amended, restated or supplemented from time to time, including by that certain Amended and Restated Letter of Transmittal dated June 6, 2019, the “Letter of Transmittal”), a copy of which of the foregoing are filed herewith as Exhibits (a)(1)(A) – (a)(1)(D) (which documents collectively constitute the “Offer”).

This Amendment is being filed to announce the termination of the Offer and to amend and supplement Items 1 through Item 11 of the Schedule TO as provided below.

Items 1 through Item 11.

The disclosure in the Offer Letter and Items 1 through 11 of the Schedule TO is hereby amended and supplemented by adding the following new paragraphs thereto:

“On July 2, 2019, the Company announced the termination of the Offer. As a result of the termination of the Offer, no Warrants were accepted for exchange or exchanged pursuant to the Offer. The Company has instructed the Depositary to promptly return all Warrants tendered and not withdrawn to the tendering warrantholders.

The full text of the press release issued by the Company announcing the termination of the Offer is attached as Exhibit (a)(1)(E) to this Schedule TO and is incorporated by reference herein.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description

(a)(1)(E)	Press release of Adhera Therapeutics, Inc. regarding termination of the Offer on July 2, 2019.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ADHERA THERAPEUTICS, INC.

By:	/s/ Nancy R. Phelan
Name:	Nancy R. Phelan
Title:	Chief Executive Officer

Date: July 2, 2019

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange Letter dated May 28, 2019. (#)

(a)(1)(B)	Letter of Transmittal. (#)

(a)(1)(C)	Amended and Restated Offer to Exchange Letter dated June 6, 2019. (#)

(a)(1)(D)	Amended and Restated Letter of Transmittal. (#)

(a)(1)(E)	Press release of Adhera Therapeutics, Inc. regarding termination of the Offer on July 2, 2019.

(a)(5)(A)	The Company’s Annual Report on Form 10-K for the year ended December 31, 2018 (incorporated herein by reference to the Company’s filing with the SEC on April 16, 2019).

(a)(5)(B)	The Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2019 (incorporated herein by reference to the Company’s filing with the SEC on May 15, 2019).

(b)	Not applicable.

(d)(1)	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K dated July 20, 2005).

(d)(2)	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.7 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011).

(d)(3)	Form of Common Stock Purchase Warrant issued by the Company to the purchasers of its Series E Convertible Preferred Stock (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K dated April 16, 2018).

(d)(4)	Form of Common Stock Purchase Warrant issued by the Company to the purchasers of its Series F Convertible Preferred Stock (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K dated July 11, 2018).

(g)	Not applicable.

(h)	Not applicable.

# Previously filed.